18005052

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SEC Mail Processing Section

MAR 01 2018

Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 00292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wulff, Hansen & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Smith Ranch Road, Suite 330

(No. and Street)

San Rafael	CA	94903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Charles 415-421-8900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.B.

PUBLIC

OATH OR AFFIRMATION

I, Christopher D. Charles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wulff, Hansen & Co., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

loose certificate attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ ~~See~~ Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 6 (*Date*) day of February (*Month*), 2018 (*Year*) by

(1) Christopher D Charles

(and (2) ______________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

JUDITH L. ALLIONE
Commission # 2075035
Notary Public - California
Marin County
My Comm. Expires Aug 15, 2018

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________ **Document Date:** ______________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________

WULFF, HANSEN & CO.

CONTENTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of Wulff, Hansen & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wulff, Hansen & Co. (the Company) as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2015.
Oakland, California
February 27, 2018

WULFF, HANSEN & CO.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$ 466,617
Deposits with clearing organizations and others, held in cash	278,542
Accounts receivable	19,078
Income tax receivable	200
Prepaid expenses	33,020
Deferred tax assets, net	384,000
Property and equipment, net	8,807
Other assets	8,265
Total assets	$ 1,198,529

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 114,252
Deferred rent	7,994
Subordinated note payable	50,000
Total liabilities	172,246
Stockholders' equity:	
Preferred stock, 6% cumulative, par value, $100 per share; authorized, 4,000 shares; none issued	-
Common stock, no par value; authorized, 20,000 shares; 345 shares issued and outstanding	218,856
Retained earnings	807,427
Total stockholders' equity	1,026,283
Total liabilities and stockholders' equity	$ 1,198,529

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization

Wulff, Hansen & CO. (the "Company") was incorporated in December 1931 and is engaged in the public finance, municipal advisory, and investment advisory businesses. Prior to October 2017, the Company operated a retail brokerage business serving individual investors which generated a material portion of its revenues. The retail brokerage business was divested prior to the 2017 year-end. The Company operates as an introducing broker. Pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The Company's public finance and municipal advisory businesses are conducted primarily in California serving cities, counties, school districts, special districts and other public entities. The Company's investment advisory business primarily serves individual investors, high net worth investors, retirement plans, and charitable organizations.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash consists of cash in the bank. The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

Property and Equipment

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

1. Summary of Significant Accounting Policies, continued

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Company follows accounting for uncertainty in income taxes guidance Topic 740, *Accounting for Income Tax* (ASC 740). This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The interpretation also provides guidance on derecognition, classification, interest and penalties, and disclosure. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of accounting for uncertain tax positions there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.

Revenue Recognition

The Company records commission income and revenue from sale of municipal bonds on a trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements. Municipal bond operations revenue is recorded when underwriting services are performed and payment is received.

Use of Estimates

Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company maintains cash balances at various financial institutions. Such deposits are and can be in excess of Federal Deposit Insurance Corporation (FDIC) insured limits. Historically, the Company has not experienced any loss of its cash and cash equivalents due to such concentration. At December 31, 2017, cash did not exceed the federally insured limits.

3. Deposits with Clearing Organizations and Others

The Company maintains cash deposits with a clearing broker and other organizations. The amount of the deposit was $278,542 at December 31, 2017.

4. Property and Equipment

Property and equipment consist of the following at December 31, 2017:

	2017
Furniture and Fixtures	$ 111,362
Less accumulated depreciation/amortization	(102,555)
Total	$ 8,807

Depreciation expense for the year ended December 31, 2017 was $8,101.

5. Income Taxes

Deferred income taxes are provided for the temporary differences between carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to accrued expenses and the use of different depreciation methods for book and tax reporting, and net operating loss carryforward that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes.

The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2017, the net deferred assets consist of the following components:

	2017
Deferred tax assets, net:	
Net operating loss carryforward	$ 384,000
Total deferred tax assets	$ 384,000

5. **Income Taxes**, continued

The valuation allowance for the year ended December 31, 2017 amounted to $160,000 as management believes that it is more likely than not that the Company will not generate sufficient taxable income to utilize the existing benefit of the deferred tax assets. The differences between the statutory federal income tax rate on the Company's income before provision for income taxes and the effective tax rate for the year ended December 31, 2017 is primarily due to certain expenses deductible for financial reporting purposes that are not deductible for tax purposes, tax-exempt interest income, the use of different depreciation methods between book and tax, and net operating loss carryforwards.

At December 31, 2017, the Company has federal net operating loss ("NOL") carryforwards and state NOL carryforwards for future years of approximately $2,025,000 and $1,698,000, respectively. These carryforwards are set to expire by the year 2037.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2017, the Company's federal and state tax returns for 2014, 2015, and 2016 remain open for examination.

6. **Retirement Plans**

During 2003, the Company established a 401(k) and Profit Sharing Plan for certain full-time employees. The Plan meets the requirements of Section 401(k) of the Internal Revenue Code and allows employees to elect to contribute a portion of their earnings to the Plan. The Company may make discretionary contributions to the Plan. There were no discretionary contributions made during 2017.

7. **Commitments**

Operating Leases

The Company leases real property under an operating lease agreement effective October 1, 2014 that expired on September 30, 2017. The Company signed a new office lease effective November 10, 2017 and expiring on October 31, 2022. Occupancy expense for the year ended December 31, 2017 was $314,864.

The future minimum lease payments for operating leases at December 31, 2017 are as follows:

Year ending December 31:	
2018	$ 88,319
2019	90,969
2020	93,698
2021	96,509
2022	90,893
Thereafter	-
Total	$ 460,388

8. Subordinated Note Payable

On August 15, 2014, the Company purchased 37 shares of its total issued and outstanding shares. As part of the purchase agreement, the Company entered into a subordinated note payable (the "note") in the amount of $200,000 with the seller, which was approved by the Financial Industry Regulatory Authority ("FINRA"). The note is due at the maturity date which is August 15, 2019. Interest is payable semi-annually at a rate of 3% per annum and is accrued on a monthly basis. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The Company paid $50,000 of the principal balance of the note in 2017 and received FINRA's approval.

As of December 31, 2017 accrued interest amounted to $567 and interest expense amounted to $2,433. Interest payments amounted to $3,000 during the year ended December 31, 2017

9. Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash or delivery-versus-payment basis. Securities transactions are subject to the risk of counter-party or customer non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Company also has contractual commitments arising in the ordinary course of business for bank loans, stock loans, securities sold but not yet purchased, repurchase agreements and securities transactions on a when-issued basis. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above described transactions at December 31, 2017.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $641,776 and excess net capital of $541,776. The minimum net capital requirement is $100,000. The Company's aggregate indebtedness to net capital ratio was 0.19 to 1.

11. Exemption from the SEC rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

12. Guarantees

FASB ASC 460, Guarantees, requires the company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The company has issued no guarantees at December 31, 2017 or during the year then ended.

13. Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through February 27, 2018, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2017 that required recognition or disclosure in the financial statements.

WULFF, HANSEN & CO.

STATEMENT OF FINANCIAL CONDITION
December 31, 2017
PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e) under the
Securities and Exchange Act of 1934 as a Public Document